04020852

RECD S.E.C.

MAR 24 2004

1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact Name of Registrant As Specified In Charter	Registrant CIK Number
Form 8-K dated March 24, 2004	No. 333-91334
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 24, 2004.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)

By: ____________________
Name: Jonathan Lieberman
Title: Senior Managing Director

PROCESSED
MAR 26 2004
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__, that the information set forth in this statement is true and complete.

By: ____________________
Name:
Title:

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

New Issue Computational Materials

$ 275,702,000*(Approximate)*

Irwin Whole Loan Home Equity Trust 2004-A
Issuer

Bear Stearns Asset Backed Securities, Inc.
Depositor

Irwin Union Bank and Trust Company
Master Servicer

Irwin Home Equity Corporation
Sub-Servicer

Irwin Whole Loan Home Equity Trust Notes, Series 2004-A

March 22, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$ 275,702,000 *(Approximate)*

Characteristics of the Offered Notes (a), (b), (c)

Class	Original Principal Balance	Coupon	WAL to Call (years)	Principal Lockout (months)	Initial Ratings (Moody's/S&P)	Expected Final Payment Date (d)	Legal Final Payment Date	Loan Group
Class I-A1-A	$101,750,000	Floater (e)	1.50	0	Aaa/AAA	6/25/2007	1/25/2034	I
Class I-A1-B	$48,124,000	Floater (f)	6.32	0	Aaa/AAA	9/25/2013	1/25/2034	I
Class I-A2	$21,849,000	Floater (g)	3.05	0	Aaa/AA+	9/25/2013	1/25/2034	I
Class II-A	$46,772,000	Floater (h)	2.35	0	Aaa/AAA	9/25/2013	9/25/2023	II
Class A-IO	(i)	Fixed (j)	N/A	N/A	Aaa/AAA	9/25/2006	9/25/2006	I and II
Class M-1	$22,056,000	Floater(k)	6.24	36	Aa2/AA	9/25/2013	1/25/2034	I and II
Class M-2	$17,231,000	Floater(l)	6.24	36	A2/A	9/25/2013	1/25/2034	I and II
Class B-1	$14,474,000	Floater(m)	6.24	36	Baa2/BBB	9/25/2013	1/25/2034	I and II
Class B-2	$3,446,000	Floater(n)	6.24	36	Baa3/BBB-	9/25/2013	1/25/2034	I and II

Notes:

(a) Prepayment Assumptions: HELOC: 4% CPR building to 35% CPR over 12 months, 4% Draw Rate; HEL: 2% CPR building to 25% CPR over 12 months; HLTV: 2% CPR building to 18% CPR over 20 months.

(b) Transaction priced to 10% clean-up call; on and after the payment date (the "Step-Up Date") on which the aggregate outstanding principal balance of the mortgage loans is less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date, the margin on the Class A notes then outstanding will increase to 2.0x the initial margin and the margin on the Class M notes and Class B notes then outstanding will increase to 1.5x the initial margin.

(c) The initial note balances shown above are subject to a permitted variance of plus or minus 5%. All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the statistical cut-off date.

(d) Based on the assumption that either the Depositor or the Master Servicer has exercised its option to repurchase all of the mortgage loans and the other assumptions described herein. Due to losses and prepayments on the mortgage loans, the final payment dates on each class of offered notes may be substantially earlier or later than such dates.

(e) On any payment date, equal to the least of (i) LIBOR plus [0.15]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 2x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group I minus (b) on or prior to the payment date in [September 2006], an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

(f) On any payment date, equal to the least of (i) LIBOR plus [0.45]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 2x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group I minus (b) on or prior to the payment date in [September 2006], an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

(g) On any payment date, equal to the least of (i) LIBOR plus [0.40]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 2x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group I minus (b) on or prior to the payment date in [September 2006], an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

(h) On any payment date, equal to the least of (i) LIBOR plus [0.20]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 2x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group II minus (b) on or prior to the payment date in [September 2006], an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

(i) The Class A-IO notes will have a notional balance as described herein. The Class A-IO notes will not have a principal balance.

(j) The Class A-IO notes will be interest only notes. Interest will accrue on the notional balance of the Class A-IO notes and such interest will be calculated at a coupon of 6% per annum on the notional balance for 30 months. The modified duration on the Class A-IO notes is 1.13 years.

(k) On any payment date, equal to the least of (i) LIBOR plus [0.55]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 1.5x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in September 2006, an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

(l) On any payment date, equal to the least of (i) LIBOR plus [1.25]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 1.5x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in September 2006, an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

(m) On any payment date, equal to the least of (i) LIBOR plus [1.90]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 1.5x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in September 2006, an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

(n) On any payment date, equal to the least of (i) LIBOR plus [3.50]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 1.5x such margin, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in September 2006, an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum.

Issuer	Irwin Whole Loan Home Equity Loan Trust 2004-A.
Offered Notes	The Class I-A1-A, Class I-A1-B, Class I-A2 and Class II-A notes (together, the "Class A notes"), Class M-1 notes and Class M-2 notes (together, the "Class M notes"), the Class B-1 notes and the Class B-2 notes (together, the "Class B notes"), and the Class A-IO notes.
Depositor	Bear Stearns Asset Backed Securities, Inc.
Originator and master servicer	Irwin Union Bank and Trust Company.
Subservicer	Irwin Home Equity Corporation.
Owner trustee	Wilmington Trust Company.
Indenture trustee	Wells Fargo Bank Minnesota, National Association.
Mortgage loans	Mortgage loans consisting of (i) adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100% ("HELOCs"), (ii) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 100% ("HELs"), and (iii) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 125% ("HLTVs"). The Depositor will acquire the mortgage loans from Irwin Union Bank and Trust Company on or prior to the closing date. Along with the mortgage loans to be acquired by the trust on the closing date, prior to March 25, 2010, the issuer will also purchase from Irwin Union Bank and Trust Company additional draws on previously acquired home equity lines of credit.
Statistical calculation date	The close of business on February 29, 2004.
Cut-off date	The open of business on March 15, 2004.
Closing date	On or about March 25, 2004.
Payment dates	Beginning in April 2004 on the 25th day of each month or, if the 25th day is not a business day, on the next business day.
Form of offered notes	Book-entry form, same day funds through DTC, Clearstream or Euroclear.

The Notes

Senior notes:	The Class A notes, the variable funding notes and the Class A-IO notes.
Group I notes:	The Class I-A1-A, Class I-A1-B and Class I-A2 notes.
Group II notes:	The Class II-A notes and the variable funding notes.
Subordinate notes:	The Class M notes and the Class B notes.
Offered notes:	The senior notes (not including the variable funding notes) and the subordinate notes.

The Variable Funding Notes

In addition to the offered notes, the trust will also issue the Irwin Whole Loan Home Equity Trust Variable Funding Notes, Series 2004-A. The variable funding notes will not be offered hereby. The variable funding notes will have a variable funding balance of $0 on the closing date. Any information concerning the variable funding notes included herein is only included to provide you with a better understanding of the offered notes.

During the managed amortization period, if principal collections from loan group II are insufficient to fund all of the additional balances on the home equity lines of credit arising during the related collection period, the variable funding balance will be increased by the shortfall.

The Non-offered Subordinate Notes

The trust will also issue the Irwin Whole Loan Home Equity Trust Notes, Series 2004-A, Class X notes consisting of two or more classes. The Class X notes will not be offered hereby. Any information concerning the Class X notes included herein is only included to provide you with a better understanding of the offered notes.

The Certificates

The trust will also issue Irwin Whole Loan Home Equity Trust Certificates, Series 2004-A, which will not be offered hereby. Any information concerning the certificates included herein is only included to provide you with a better understanding of the offered notes. The certificates will be subordinated to the offered notes, the variable funding notes and the non-offered subordinate notes. The certificates will be issued pursuant to the trust agreement and will represent the beneficial ownership interests in the trust.

The Trust

The depositor will establish Irwin Whole Loan Home Equity Trust 2004-A, a Delaware statutory trust. The trust will be established pursuant to a trust agreement, dated as of March 25, 2004, between the depositor and the owner trustee. The trust will issue the notes pursuant to an indenture dated as of March 25, 2004, between the issuer and the indenture trustee. The assets of the trust will include:

- the scheduled principal balance of the mortgage loans as of the cut-off date; and
- certain additions to the home equity lines of credit as a result of draws or new advances of money made pursuant to the applicable loan agreement after the cut-off date.

The unpaid principal balance of a home equity line of credit on any day will be equal to:

- its cut-off date balance,
- *plus* any additional balances relating to that home equity line of credit sold to the issuer and acquired by the trust before that day,
- *minus* all collections credited against the principal balance of that home equity line of credit in accordance with the related loan agreement after the cut-off date.

The principal balance of a liquidated home equity line of credit or a closed-end home equity loan after the final recovery of related liquidation proceeds will be zero.

In addition to the mortgage loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts and collections on the mortgage loans.

Principal collections on the mortgage loans from a loan group will not be applied to principal payments on the senior notes related to the other loan group. As a result, principal collections on the mortgage loans in loan group I will be applied only to principal payments on the Group I notes and the subordinate notes, and principal collections on the mortgage loans in loan group II will be applied only to principal payments on the Group II notes and the subordinate notes.

Mortgage Loan Groups

The mortgage loans assigned and transferred to the issuer and pledged to the indenture trustee as of the closing date will be divided into two loan groups.

The statistical information presented in these computational materials reflects the pool of mortgage loans as of the statistical calculation date.

Loan group I will include mortgage loans which consist of (i) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally up to 100% and (ii) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally over 100% and generally up to 125%, secured in both cases by first, second or more junior mortgages or deeds of trust on residential properties.

Loan group II will include mortgage loans which consist of (i) adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100%, in each case secured by first, second or more junior mortgages or deeds of trust on residential properties.

With respect to each mortgage loan in a loan group that has a prepayment penalty feature, the master servicer's and the subservicer's business practices are to enforce the prepayment penalty features, subject to waiver at their option for reasonable and prudent business purposes.

Interest Payments

Interest payments on each class of the offered notes will be made monthly on each payment date, beginning in April 2004, at the respective note rates described above. The Class A-IO notes, which will be interest-only notes, will receive interest payments only up to and including the payment date in September 2006. Interest on the offered notes, other than the Class A-IO notes, for each payment date, will accrue from the preceding payment date (or, in the case of the first payment date, from the closing date) through the day before that payment date, on the basis of the actual number of days in that interest period and a 360-day year. Interest on the Class A-IO notes for each payment date will accrue during the calendar month preceding the month in which such payment date occurs, on the basis of a 30-day month and a 360-day year. Interest on the senior notes is paid senior in priority to interest on the subordinate notes

All interest payments on the notes for any payment date will be allocated to the notes based on their respective interest accruals.

Interest will accrue on the Class A-IO notes on the scheduled notional balance specified below. The scheduled notional balance of the Class A-IO notes will not be subject to reduction unless the aggregate principal balance of all of the mortgage loans is reduced below the Class A-IO scheduled notional balance. The Class A-IO notes will not have a principal balance.

Payment Date in:	Class A-IO Scheduled Notional Balance
April 25, 2004	33,084,000.00
May 25, 2004	32,165,000.00
June 25, 2004	31,246,000.00
July 25, 2004	30,327,000.00
August 25, 2004	29,408,000.00
September 25, 2004	28,489,000.00
October 25, 2004	27,570,000.00
November 25, 2004	26,651,000.00
December 25, 2004	25,732,000.00
January 25, 2005	24,813,000.00
February 25, 2005	23,894,000.00
March 25, 2005	22,975,000.00
April 25, 2005 through September 25, 2006	22,056,000.00

After the payment date in September 2006, the Class A-IO scheduled notional balance will be $0.

The note rate on the variable funding notes for any payment date will not significantly exceed the note rate on the Class A notes for the related interest period.

To the extent the note rates of the offered notes (other than the Class A-IO notes) are limited by the applicable weighted average net mortgage interest rates of the mortgage loans, these notes may receive interest up to the applicable LIBOR rate as an interest carry-forward amount on subsequent payment dates. Notwithstanding such carry-forward, the interest rate on these notes is subject to a maximum rate.

Principal Payments

All principal payments made to the holders of the senior notes (other than the Class A-IO notes) on each payment date from whatever source will be distributed concurrently to (a) the Group I notes in the aggregate and (b) the Group II notes in the aggregate, in each case in proportion to the percentage of the principal collections (net of principal collections from loan group II used to purchase additional balances for loan group II) derived from the related loan group (with respect to which any related notes are outstanding) for that payment date, until the principal balances of the Group I notes in the aggregate and the Group II notes in the aggregate have been reduced to zero.

After either the Group I notes in the aggregate or the Group II notes in the aggregate are reduced to zero, all principal payments allocated to the senior notes will be distributed to the remaining class of senior notes to the extent necessary to pay principal due on that class.

The Class A-IO notes, which are interest only notes, will not receive principal payments.

On each payment date during the managed amortization period, principal collections on the mortgage loans in loan group II may be used to fund additional balances created during the related collection period. This will reduce the net principal collections as well as total principal collections. The managed amortization period will be the period beginning on the closing date and ending on the earlier of March 25, 2010 and the occurrence of an amortization event.

Payments of principal to the Class I-A1 and Class I-A2 notes will be paid pro rata based on their outstanding principal balance. In the case of the Class I-A1-A and Class I-A1-B, payments of principal will be paid sequentially. Payments of principal will be paid to the Class II-A notes and the variable funding notes *pro rata* based on their outstanding principal balance and variable funding balance, respectively, until paid in full.

In no event will principal payments on a class of offered notes on any payment date exceed the related principal balance (or the variable funding balance in the case of the variable funding notes) on that payment date.

For at least 36 months after the closing date, no principal payments will be distributed to the subordinate notes, unless the principal balances of all of the senior notes have been reduced to zero. In addition, if on any payment date certain loss or delinquency tests are not satisfied, amounts otherwise payable to the subordinate notes with respect to principal will be paid to the senior notes, and the subordinate notes will receive no distributions of principal on that payment date.

On the related legal final payment date, principal will be due and payable on the offered notes in an amount equal to the related principal balance remaining outstanding on that payment date.

The payment of principal to the subordinate notes after the step-down date is subject to the following loss and delinquency tests:

- satisfaction of a cumulative liquidation loss amount test such that the fraction (expressed as a percentage) of cumulative liquidation loss amounts as of the respective payment date divided by the initial aggregate principal balance of the mortgage loans is less than or equal to the percentage set forth below for the related collection period specified below:

Collection Period	Cumulative liquidation loss amount percentage
36 – 48	[7.50]%
49 – 60	[11.25]%
61 – 72	[12.50]%
73+	[13.50]%; and

- satisfaction of a delinquency test such that the three-month rolling average of the aggregate principal balance of the mortgage loans that are 60 days or more delinquent (including all mortgage loans that are in foreclosure and mortgage loans for which the related mortgaged property constitutes REO property, but excluding liquidated mortgage loans) in the payment of principal and interest divided by the aggregate principal balance of all of the mortgage loans, is less than [16.80]% of the senior enhancement percentage, which percentage is computed for each payment date as the principal balance of the mortgage loans minus the aggregate principal balance of the senior notes divided by the principal balance of the mortgage loans.

Priority of Payments on the Notes

Payments of principal and interest on the mortgage loans will be collected each month. After retaining its master servicing fee, any prepayment penalties and other ancillary fees together with any amounts that reimburse the master servicer or the subservicer for reimbursable expenses, the master servicer will forward all collections on such mortgage loans to the indenture trustee and on each payment date. These amounts, *minus* any expenses reimbursable to the indenture trustee, will be allocated as follows:

- first, to pay accrued and unpaid interest due on the principal balances of the notes at their respective note rates as follows:
  - (i) to the senior notes on a pro rata basis in accordance with the amount of accrued interest due thereon;
  - (ii) to the Class M-1 notes;
  - (iii) to the Class M-2 notes;
  - (iv) to the Class B-1 notes; and
  - (v) to the Class B-2 notes;
- second, to pay as principal on the notes (other than the Class A-IO notes), in an amount equal to principal collections on the related mortgage loans, minus any principal collections used to purchase additional balances and any overcollateralization release amount as follows:
  - (i) to the senior notes, in the order described above under "Principal Payments," the amount necessary to reduce the aggregate principal balance of the senior notes to their required principal balances for that payment date;
  - (ii) to the Class M-1 notes, the amount necessary to reduce the principal balance of the Class M-1 notes to its required principal balance for that payment date;
  - (iii) to the Class M-2 notes, the amount necessary to reduce the principal balance of the Class M-2 notes to its required principal balance for that payment date;
  - (iv) to the Class B-1 notes, the amount necessary to reduce the principal balance of the Class B-1 notes to its required principal balance for that payment date;

- (v) to the Class B-2 notes, the amount necessary to reduce the principal balance of the Class B-2 notes to its required principal balance for that payment date;

- third, to pay to the senior notes, in the order described above under "Principal Payments," until the aggregate principal balance of the senior notes has been reduced to their required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the related mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date;
- fourth, to pay to the Class M-1 notes, until the principal balance of the Class M-1 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes;
- fifth, to pay to the Class M-2 notes, until the principal balance of the Class M-2 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes or the Class M-1 notes;
- sixth, to pay to the Class B-1 notes, until the principal balance of the Class B-1 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes or the Class M notes;
- seventh, to pay to the Class B-2 notes, until the principal balance of the Class B-2 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes, the Class M Notes or the Class B-1 notes;
- eighth, to pay to the senior notes, in the order described above under "Principal Payments", up to the overcollateralization funding amount for that payment date as described below under "Over-collateralization," the amount, if any, necessary to increase the amount of overcollateralization for the senior notes to the required overcollateralization level, to reduce the aggregate principal balance of the senior notes to their required principal balance for that payment date;
- ninth, to pay to the subordinate notes, in the order described above under "Principal Payments", up to the overcollateralization funding amount for that payment date as described below under "Overcollateralization" and not previously applied pursuant to clause *eighth* above, the amount, if any, necessary to increase the amount of overcollateralization to the required overcollateralization level, to the extent not previously distributed to the senior notes pursuant to clause *eighth* above, to reduce the aggregate principal balance of the subordinate notes to their required principal balance for that payment date;
- tenth, to pay the indenture trustee and the administrator any unpaid expenses and other reimbursable amounts owed to the indenture trustee and the administrator;
- eleventh, to pay the holders of the notes, in the order described in clause *first* above, any unpaid interest carry-forward amounts, together with interest thereon;
- twelfth, any remaining amounts to the holders of the non-offered subordinate notes and the certificates in the amounts and priorities set forth in the indenture.

Credit Enhancement

The credit enhancement provided for the benefit of the offered notes and the variable funding note consists of:

Excess Spread. The weighted average mortgage loan rate is generally expected to be higher than the sum of (a) the master servicing fee and the trustee fee and (b) the weighted average note rate. On each payment date, excess spread generated during the related collection period will be available to cover losses and build overcollateralization. A projection of excess spread before losses can be found later in these materials.

Overcollateralization. Excess interest on the mortgage loans will be used to make additional principal payments on the notes, until the aggregate principal balance of the mortgage loans exceeds the aggregate principal balance of the offered notes (other than the Class A-IO notes) and the variable funding balance of the variable funding notes by a specified amount. This excess will represent overcollateralization, which will absorb losses on the mortgage loans, to the extent of the overcollateralization, if the losses are not covered by excess interest. If the level of overcollateralization falls below what is required, the excess interest described above will be paid to the offered notes as principal, until the required level of overcollateralization for the offered notes is reached again.

OC Initial:	0.00% of the initial mortgage loan balance
OC Target:	4.50% of the initial mortgage loan balance (at all times prior to the Stepdown Date)

The overcollateralization funding amount available to be applied towards the establishment or maintenance of overcollateralization on the payment date in the months and years specified below will be limited to the following percentages of the annualized excess interest remaining after the payment, if any, described in clause *seventh* above under "Priority of Payments on the Notes" calculated as a percent of the then-current balance of the mortgage loans:

Payment Date Occurring In	Annualized Excess Interest Percentage
April 2004	6.50%
May 2004	6.50%
June 2004	6.50%
July 2004	6.25%
August 2004	6.25%
Septemeber 2004	6.00%
October 2004	4.25%
November 2004	4.00%
December 2004	4.00%
January 2005	3.75%
February 2005	3.75%
March 2005	3.50%

Subordination. To the extent no overcollateralization exists, losses on the mortgage loans during the related collection period in excess of amounts available to be paid on that payment date pursuant to clauses *third, fourth, fifth, sixth,* and *seventh* above under "Priority of Payments on the Notes" will be allocated in full to the first class of notes listed below with a principal balance greater than zero:

- Class B-2 notes;
- Class B-1 notes;
- Class M-2 notes;
- Class M-1 notes; and
- Class I-A2 notes

When this occurs, the principal balance of the class of subordinate notes or Class I-A2 notes to which the loss is allocated is reduced, without a corresponding payment of principal.

If none of the subordinate notes or Class I-A2 notes remains outstanding, losses will be allocated among the remaining senior notes in proportion to their remaining principal balances.

Initial subordination for each class of notes is as follows:

Class I-A1A, Class I-A1B, and Class II-A	28.67%
Class I-A2	20.75%
Class M-1	12.75%
Class M-2	6.50%
Class B-1	1.25%
Class B-2	0.00%

Legal Investment

The offered notes will not be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. You should consult your legal advisors in determining whether and to what extent the offered notes constitute legal investments for you.

Optional Redemption

The depositor may, at its option repurchase all, but not less than all, of the mortgage loans on any payment date on which the aggregate outstanding principal balance of the mortgage loans (after applying payments received in the related collection period) is less than 10% of the aggregate scheduled principal balance of the mortgage loans as of the cut-off date. To the extent the depositor does not exercise the optional redemption, the master servicer may, subject to the consent of the depositor, exercise such option under the same conditions described above. If the master servicer exercises the optional redemption, the purchase price it will pay for the mortgage loans will equal the lesser of (a) the outstanding principal balance of the mortgage loans and (b) the fair market value of the mortgage loans.

Notwithstanding the foregoing, the optional repurchase of the mortgage loans by the depositor or the master servicer may occur only if the purchase price for the mortgage loans equals or exceeds the sum of all accrued and unpaid interest (including interest carry-forward amounts) and the outstanding principal balance of the notes. In addition, if the notes are redeemed prior to the last payment date on which the Class A-IO notes will receive interest, the holders of the Class A-IO notes will be entitled to receive their adjusted issue price, which will be approximately equal to the present value of the remaining payments on the Class A-IO notes, using a discount rate equal to the discount rate reflected in the price paid by the initial purchaser of the Class A-IO notes on the closing date.

An exercise of the optional redemption will cause the aggregate outstanding principal balance of the offered notes to be paid in full sooner than it otherwise would have been paid.

Ratings

When issued, the offered notes will receive the ratings indicated in the chart above. A security rating is not a recommendation to buy, sell or hold a security and is subject to change or withdrawal at any time by the assigning rating agency. The ratings also do not address the rate of principal prepayments on the mortgage loans or the likelihood of the payment of any interest carry-forward amounts. The rate of prepayments, if different than originally anticipated, could adversely affect the yield realized by holders of the offered notes.

ERISA Considerations

Subject to important considerations, the depositor expects that persons investing assets of employee benefit plans or individual retirement accounts may purchase the offered notes. Plans should consult with their legal advisors before investing in the offered notes.

Tax Status

For federal income tax purposes, the offered notes will be treated as debt. The trust itself will not be subject to tax.

"Class B-1 Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes and the Class M Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [2.50]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for such Payment Date; *provided, however,* that the Class B-1 Optimal Principal Balance will not be reduced below the Class B-1 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"Class B-2 Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes, the Class M Notes and the Class B-1 Notes (after taking into account any payments made on such Payment Date in reduction of such Note Balances) and (b) the Overcollateralization Target Amount for such Payment Date; *provided, however,* that the Class B-2 Optimal Principal Balance will not be reduced below the Class B-2 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"Class M-1 Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [25.50]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for such Payment Date; *provided, however,* that the Class M-1 Optimal Principal Balance will not be reduced below the Class M-1 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"Class M-2 Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes and the Class M-1 Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [13.00]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for such Payment Date; *provided, however,* that the Class M-2 Optimal Principal Balance will not be reduced below the Class M-2 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"Excess Spread" means, with respect to any Payment Date, amounts available for distribution on that Payment Date after the application of clause *second* under "Priority of Payments on the Notes" above.

"Interest Collections" means, with respect to any Payment Date, the sum of all payments by or on behalf of Mortgagors and any other amounts constituting interest (including such portion of Insurance Proceeds, Liquidation Proceeds and Repurchase Prices as is allocable to interest on the applicable Mortgage Loan as are paid by the Master Servicer in respect of Mortgage Loans or is collected by the Master Servicer under the Mortgage Loans, reduced by (i) the Servicing Fee for the Mortgage Loans for the related Collection Period and (ii) by any late fees, assumption fees, prepayment penalties, other administrative fees, release fees, bad check charges and other similar servicing related fees paid by Mortgagors with respect to Mortgage Loans during such Collection Period). The terms of the related mortgage documents shall determine the portion of each payment in respect of such Mortgage Loan that constitutes principal and interest, respectively.

"Liquidated Mortgage Loan" means a defaulted Mortgage Loan as to which the Master Servicer has determined that all amounts that it expects to recover on such Mortgage Loan have been recovered (exclusive of any possibility of a deficiency judgment).

"Liquidation Loss Amount" means, with respect to any Payment Date and any Liquidated Mortgage Loan, the unrecovered Principal Balance thereof at the end of the related Collection Period in which such Mortgage Loan became a Liquidated Mortgage Loan, after giving effect to the Liquidation Proceeds in connection therewith.

"Liquidation Loss Distribution Amount" means, with respect to any Payment Date, an amount equal to any Liquidation Loss Amounts incurred on the Mortgage Loans during the related Collection Period, plus any Liquidation Loss Amounts incurred on the Mortgage Loans remaining undistributed from any previous Payment Date. Any Liquidation Loss Amounts on the Mortgage Loans remaining undistributed from any previous Payment Date will not be required to be paid as a Liquidation Loss Distribution Amount to the extent that such Liquidation Loss Amounts were paid by means of a payment from collections on the Mortgage Loans or were reflected in a reduction of the Overcollateralization Amount or a reduction in the Subordinate Notes.

"Managed Amortization Period" means the period beginning on the Closing Date and ending on the earlier of (i) March 25, 2010 and (ii) the occurrence of an Amortization Event.

"Note Balance" means the Offered Note Balance and/or the Variable Funding Balance, as the context requires.

"Offered Note Balance" means as of any date of determination and with respect to each class of Offered Notes (other than the Class A-IO Notes), the principal balance of such class of Offered Notes on the Closing Date less any amounts actually distributed as principal thereon on all prior Payment Dates.

"Overcollateralization Amount" means, with respect to any Payment Date, the excess, if any, of (x) the aggregate Principal Balance of all Mortgage Loans as of the close of business on the last day of the related Collection Period, over (y) the aggregate Note Balance of the Offered Notes and the Variable Funding Balance, after taking into account the payment of the Principal Collection Distribution Amount and Liquidation Loss Amounts for Payment Date.

"Overcollateralization Increase Amount" means, with respect to any Payment Date, the amount necessary to increase the Overcollateralization Amount to the Overcollateralization Target Amount for such Payment Date.

"Overcollateralization Release Amount" means, with respect to any Payment Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount, before taking into account the payment of the Principal Collection Distribution Amount for such Payment Date.

"Overcollateralization Target Amount" means, as to any Payment Date prior to the Step-down Date, an amount equal to [4.50]% of the initial aggregate pool balance. On or after the Step-down Date, the Overcollateralization Target Amount for any Payment Date will be equal to the lesser of (a) the Overcollateralization Target Amount as of the initial Payment Date and (b) [9.00]% of the current aggregate pool balance (after applying payments received in the related Collection Period), but not lower than approximately $[1,378,511], which is 0.50% of the initial aggregate pool balance; *provided, however*, that the scheduled reduction to the Overcollateralization Target Amount shall not be made as of any Payment Date unless the Loss and Delinquency Tests are satisfied; and *provided, further*, that the Overcollateralization Target Amount for any Payment Date may be reduced with the prior written consent of the Rating Agencies.

"Principal Collections" means, with respect to any Payment Date, the aggregate of the following amounts:

(i) the total amount of payments made by or on behalf of the related Mortgagors, received and applied as payments of principal on the Mortgage Loans during the related Collection Period, as reported by the Master Servicer or the related Subservicer;

(ii) any Liquidation Proceeds allocable as a recovery of principal received in connection with the Mortgage Loans during the related Collection Period;

(iii) if such Mortgage Loan (or Mortgage Loans) was repurchased by the Originator during the related Collection Period, 100% of the Principal Balance thereof as of the date of such repurchase; and

(iv) other amounts received as payments on or proceeds of the Mortgage Loans during the related Collection Period, to the extent applied in reduction of the Principal Balance thereof.

"Principal Collection Distribution Amount" means, with respect to any Payment Date, the total Principal Collections for the Payment Date *minus* (1) any Overcollateralization Release Amount for such Payment Date, and (2) during the Managed

Amortization Period, Principal Collections used by the Trust to acquire Additional Balances during the related Collection Period.

"Senior Enhancement Percentage" means, with respect to any Payment Date, the percentage obtained by dividing:

- the excess of (a) the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period over (b) the aggregate Note Balance of the Senior Notes immediately prior to such Payment Date, by
- the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period.

"Senior Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, zero; and with respect to any other Payment Date, an amount equal to the aggregate Principal Balance Mortgage Loans as of the preceding Determination Date minus the sum of (a) approximately [41.50]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date and (b) the Overcollateralization Target Amount for such Payment Date.

"Step-down Date" means the first Payment Date occurring after the Payment Date in March 2007 as to which the aggregate Senior Note Balance (after applying payments received in the related Collection Period) will be reduced on such Payment Date (such determination to be made by the Master Servicer prior to the Indenture Trustee making actual distributions on such Payment Date) to an amount equal to the excess, if any, of (a) the aggregate Principal Balance of the Mortgage Loans as of the close of business on the last day of the related Collection Period over (b) the greater of (x) approximately [9.00]% of the aggregate Principal Balance of the Mortgage Loans as of the close of business on the last day of the related Collection Period, and (y) [4.50]% of the initial aggregate Principal Balance of the Mortgage Loans; provided that the Loss and Delinquency Tests have been satisfied.

"Variable Funding Balance" means, with respect to any Payment Date and the Variable Funding Notes, the Aggregate Balance Differential immediately prior to such Payment Date reduced by all distributions of principal on the Variable Funding Notes prior to such Payment Date.

COLLATERAL SUMMARY

Aggregate Mortgage Loans (as of the Statistical Calculation Date) - *HEL, HLTV ,HELOC*

Total Number of Loans:		5,129
Total Outstanding Loan Balance:		$277,728,969.41
Average Loan Principal Balance:		$54,148.76
WA Coupon:		10.149%
WA Margin(1):		3.108%
Index(1):		Prime
Rate Reset Frequency(1):		Monthly
WA Remaining Term to Maturity (months):		245
WA Original Term to Stated Maturity (months):		251
WA FICO:		682
WA CLTV:		108.30%
WA Debt-to-Income:		41.47%
Lien Position:	First Lien:	2.84%
	Second Lien:	97.16%
Property Type:	Single-Family Dwelling:	75.85%
	Planned Unit Development:	19.77%
	Condominium:	4.25%
	2-4 Family:	0.13%
Occupancy Status:	Owner Occupied:	99.78%
	Investment Property:	0.22%
Geographic Distribution:	California:	18.30%
(states not listed individually account	Florida:	7.88%
for less than 5.00% of the Mortgage	Maryland:	6.83%
Loan principal balance)	Virginia:	5.97%
	Washington:	5.82%
	Colorado:	5.79%
	Pennsylvania:	5.70%
	Arizona:	5.62%
Credit Quality:	Excellent:	88.96%
(per Irwin's Guidelines)	Superior:	9.02%
	Good:	2.01%
	Fair:	0.01%
Prepayment Penalty:	No Prepayment Penalty:	12.73%
	12 Months:	0.36%
	24 Months:	0.76%
	36 Months:	56.02%
	48 Months:	0.33%
	60 Months:	29.80%

(1) **Adjustable Rate Mortgage Loans Only**

COLLATERAL SUMMARY
Group I Mortgage Loans (as of the Statistical Calculation Date) - *HEL, HLTV*

Total Number of Loans:		4,279
Total Outstanding Loan Balance:		$ 230,147,045.24
Average Loan Principal Balance:		$53,785.24
WA Coupon:		10.750%
WA Remaining Term to Maturity (months):		248
WA Original Term to Stated Maturity (months):		253
WA FICO:		683
WA CLTV:		111.64%
WA Debt-to-Income:		41.79%
Lien Position:	First Lien:	2.68%
	Second Lien:	97.32%
Property Type:	Single-Family Dwelling:	76.00%
	Planned Unit Development:	19.85%
	Condominium:	4.06%
	2-4 Family:	0.09%
Occupancy Status:	Owner Occupied:	99.83%
	Investment Property:	0.17%
Geographic Distribution:	California:	14.72%
(states not listed individually account	Florida:	8.26%
for less than 5.00% of the Mortgage	Maryland:	6.93%
Loan principal balance)	Virginia:	6.16%
	Pennsylvania:	6.16%
	Washington:	6.10%
	Colorado:	6.07%
	Arizona:	5.97%
Credit Quality:	Excellent:	90.84%
(per Irwin's Guidelines)	Superior:	7.98%
	Good:	1.17%
Prepayment Penalty:	No Prepayment Penalty:	13.08%
	12 Months:	0.43%
	24 Months:	0.61%
	36 Months:	60.23%
	48 Months:	0.38%
	60 Months:	25.25%

COLLATERAL SUMMARY
Group I Mortgage Loans (as of the Statistical Calculation Date) - *HEL*

Total Number of Loans:		1,094
Total Outstanding Loan Balance:		$57,073,220.51
Average Loan Principal Balance:		$52,169.31
WA Coupon:		8.312%
WA Remaining Term to Maturity (months):		223
WA Original Term to Stated Maturity (months):		228
WA FICO:		694
WA CLTV:		89.04%
WA Debt-to-Income:		41.22%
Lien Position:	First Lien:	10.67%
	Second Lien:	89.33%
Property Type:	Single-Family Dwelling:	78.69%
	Planned Unit Development:	16.00%
	Condominium:	5.07%
	2-4 Family:	0.24%
Occupancy Status:	Owner Occupied:	99.41%
	Investment Property:	0.59%
Geographic Distribution:	California:	25.89%
(states not listed individually account	Maryland:	8.73%
for less than 5.00% of the Mortgage	Pennsylvania:	8.22%
Loan principal balance)	Florida:	7.76%
	Virginia:	7.57%
	New Jersey:	5.18%
Credit Quality:	Excellent:	85.46%
(per Irwin's Guidelines)	Superior:	12.02%
	Good:	2.52%
Prepayment Penalty:	No Prepayment Penalty:	7.92%
	12 Months:	0.69%
	24 Months:	1.78%
	36 Months:	36.50%
	48 Months:	0.25%
	60 Months:	52.87%

COLLATERAL SUMMARY
Group I Mortgage Loans (as of the Statistical Calculation Date) - *HLTV*

Total Number of Loans:		3,185
Total Outstanding Loan Balance:		$173,073,824.73
Average Loan Principal Balance:		$54,340.29
WA Coupon:		11.554%
WA Remaining Term to Maturity (months):		257
WA Original Term to Stated Maturity (months):		261
WA FICO:		679
WA CLTV:		119.10%
WA Debt-to-Income:		41.97%
Lien Position:	First Lien:	0.05%
	Second Lien:	99.95%
Property Type:	Single-Family Dwelling:	75.11%
	Planned Unit Development:	21.12%
	Condominium:	3.73%
	2-4 Family:	0.04%
Occupancy Status:	Owner Occupied:	99.97%
	Investment Property:	0.03%
Geographic Distribution:	California:	11.04%
(states not listed individually account	Florida:	8.42%
for less than 5.00% of the Mortgage	Colorado:	7.13%
Loan principal balance)	Arizona:	7.04%
	Washington:	6.96%
	Maryland:	6.34%
	Virginia:	5.69%
	Pennsylvania:	5.48%
	Ohio:	5.12%
Credit Quality:	Excellent:	92.62%
(per Irwin's Guidelines)	Superior:	6.65%
	Good:	0.73%
Prepayment Penalty:	No Prepayment Penalty:	14.78%
	12 Months:	0.35%
	24 Months:	0.23%
	36 Months:	68.06%
	48 Months:	0.43%
	60 Months:	16.14%

Lien Position of Group I

Lien Position	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
First Lien	60	$6,171,078.30	2.68%
Second Lien	4,219	223,975,966.94	97.32%
Total	4,279	$230,147,045.24	100.00%

Combined Loan-to-Value Ratios of Group I

Combined Loan-to-Value Ratios (%)	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
0.01 to 25.00	4	$145,145.39	0.06%
25.01 to 50.00	31	1,626,420.74	0.71%
50.01 to 75.00	119	6,085,890.72	2.64%
75.01 to 100.00	933	48,371,764.67	21.02%
100.01 to 125.00	3,192	173,917,823.72	75.57%
Total	4,279	$230,147,045.24	100.00%

The minimum and maximum combined loan-to-value ratios of the Loans as of the Statistical Calculation Date are approximately 5.58% and 125.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Loans is approximately 111.64%. The "combined loan-to-value ratio" of a Group Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Mortgage Loan plus the credit limit of such Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group I

Principal Balances	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
$0.01 to $25,000.00	383	$8,423,945.95	3.66%
$25,000.01 to $50,000.00	1,937	74,868,439.40	32.53%
$50,000.01 to $75,000.00	1,355	84,118,024.11	36.55%
$75,000.01 to $100,000.00	429	38,206,440.42	16.60%
$100,000.01 to $125,000.00	95	10,883,481.01	4.73%
$125,000.01 to $150,000.00	35	4,798,265.93	2.08%
$150,000.01 to $175,000.00	17	2,758,217.12	1.20%
$175,000.01 to $200,000.00	12	2,243,487.84	0.97%
$200,000.01 to $225,000.00	5	1,039,038.14	0.45%
$225,000.01 to $250,000.00	6	1,425,913.45	0.62%
$250,000.01 to $275,000.00	2	528,562.99	0.23%
$275,000.01 to $300,000.00	3	853,228.88	0.37%
Total	4,279	$230,147,045.24	100.00%

The average unpaid principal balance of the Mortgage Loans as of the Statistical Calculation Date is $53,785.24

Mortgage Interest Rates of Group I

Coupon Rates (%)			Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
0.00	to	5.000	17	$1,253,088.66	0.54%
5.001	to	6.000	135	8,529,451.67	3.71%
6.001	to	7.000	177	9,224,221.05	4.01%
7.001	to	8.000	172	8,614,828.53	3.74%
8.001	to	9.000	223	12,390,008.11	5.38%
9.001	to	10.000	525	31,322,090.10	13.61%
10.001	to	11.000	818	47,436,395.95	20.61%
11.001	to	12.000	966	51,780,491.52	22.50%
12.001	to	13.000	661	33,701,640.81	14.64%
13.001	to	14.000	362	16,637,962.37	7.23%
14.001	to	15.000	114	4,726,134.79	2.05%
15.001	to	16.000	84	3,454,793.11	1.50%
16.001	to	17.000	17	752,585.95	0.33%
17.001	to	18.000	6	268,426.00	0.12%
18.001	to	19.000	2	54,926.62	0.02%
Total			4,279	$230,147,045.24	100.00%

The weighted average mortgage interest rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 10.750% per annum.

Mortgaged Properties Securing Group I

Property Type	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
Single-Family Dwelling	3,287	$174,904,643.19	76.00%
Planned Unit Development	798	45,685,027.41	19.85%
Condominium	190	9,347,547.56	4.06%
2-4 Family	4	209,827.08	0.09%
Total	4,279	$230,147,045.24	100.00%

Original Term to Maturity of Group I

Original Term to Maturity (months)			Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
0	to	60	5	$131,578.61	0.06%
61	to	120	118	4,642,399.18	2.02%
121	to	180	1,336	61,666,461.85	26.79%
181	to	240	770	42,355,638.72	18.40%
241	to	360	2,050	121,350,966.88	52.73%
Total			4,279	$230,147,045.24	100.00%

The weighted average original term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 253 months.

Remaining Term to Maturity of Group I

Remaining Term to Maturity (months)			Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
0	to	60	6	$149,940.78	0.07%
61	to	120	117	4,624,037.01	2.01%
121	to	180	1,336	61,666,461.85	26.79%
181	to	240	770	42,355,638.72	18.40%
241	to	360	2,050	121,350,966.88	52.73%
Total			4,279	$230,147,045.24	100.00%

The weighted average remaining term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 248 months.

Year of Origination of Group I

Year of Origination	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
2004	96	$4,656,401.83	2.02%
2003	4,181	225,397,677.59	97.94%
2002	1	74,603.65	0.03%
1997	1	18,362.17	0.01%
Total	4,279	$230,147,045.24	100.00%

The earliest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 8/1997 and the latest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 1/2004.

Occupancy Type of Group I

Occupancy Type	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
Owner Occupied	4,270	$229,747,008.64	99.83%
Investment Property	9	400,036.60	0.17%
Total	4,279	$230,147,045.24	100.00%

Credit Quality of Group I

Credit Quality	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
Excellent	3,785	$209,076,310.30	90.84%
Superior	422	18,375,499.30	7.98%
Good	72	2,695,235.64	1.17%
Total	4,279	$230,147,045.24	100.00%

Credit grades run from Excellent to Superior to Good in descending order.

Geographic Distribution of Group I

State	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
California	554	$33,877,348.75	14.72%
Florida	387	19,008,379.67	8.26%
Maryland	276	15,950,267.56	6.93%
Pennsylvania	264	14,172,718.62	6.16%
Virginia	245	14,170,393.76	6.16%
Washington	252	14,028,804.97	6.10%
Colorado	252	13,975,437.91	6.07%
Arizona	263	13,748,252.14	5.97%
Ohio	230	10,327,840.63	4.49%
Michigan	171	8,348,218.99	3.63%
Oregon	126	6,983,133.27	3.03%
Nevada	110	5,786,171.57	2.51%
Wisconsin	118	5,767,508.53	2.51%
New Jersey	86	5,164,271.32	2.24%
Connecticut	82	4,816,836.15	2.09%
Illinois	88	4,615,310.62	2.01%
Other (<2%)	775	39,406,150.78	17.12%
Total	4,279	$230,147,045.24	100.00%

Debt-to-Income Ratios of Group I

Debt-to-Income Ratios (%)			Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
5.001	to	10.000	2	$104,899.09	0.05%
10.001	to	15.000	6	225,253.34	0.10%
15.001	to	20.000	26	1,307,584.95	0.57%
20.001	to	25.000	117	5,438,590.83	2.36%
25.001	to	30.000	278	13,436,913.52	5.84%
30.001	to	35.000	562	27,952,361.69	12.15%
35.001	to	40.000	841	42,694,504.10	18.55%
40.001	to	45.000	917	48,050,656.10	20.88%
45.001	to	50.000	892	51,207,714.09	22.25%
50.001	to	55.000	638	39,728,567.53	17.26%
Total			4,279	$230,147,045.24	100.00%

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 41.79%.

Prepayment Penalty for Group I

Months Applicable	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
No Prepayment Penalty	522	$30,107,822.74	13.08%
12	16	999,917.17	0.43%
24	20	1,410,042.00	0.61%
36	2,472	138,628,879.61	60.23%
48	15	883,381.27	0.38%
60	1,234	58,117,002.45	25.25%
Total	4,279	$230,147,045.24	100.00%

Delinquency Status for Group I

Delinquency	Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
Current	4,279	$230,147,045.24	100.00%
Total	4,279	$230,147,045.24	100.00%

FICO Scores of Group I

FICO			Number of Group 1 Mortgage Loans	Unpaid Principal Balance of Group 1 Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group 1 Mortgage Loans
580	to	599	12	$696,612.72	0.30%
600	to	619	61	2,475,978.55	1.08%
620	to	639	284	12,326,166.31	5.36%
640	to	659	975	47,392,822.04	20.59%
660	to	679	1,082	59,706,058.67	25.94%
680	to	699	757	42,729,730.09	18.57%
700	to	719	515	30,432,913.77	13.22%
720	to	739	290	16,651,581.70	7.24%
740	to	759	167	10,050,813.20	4.37%
760	to	779	76	4,300,422.26	1.87%
780	to	799	42	2,061,248.91	0.90%
800+			18	1,322,697.02	0.57%
Total			4,279	$230,147,045.24	100.00%

The weighted average FICO of the Mortgage Loans as of the Statistical Calculation Date is approximately 683.

COLLATERAL SUMMARY

Group II Mortgage Loans (as of the Statistical Calculation Date) - *HELOC*

Total Number of Loans:		850
Total Outstanding Loan Balance:		$47,581,924.17
Average Loan Principal Balance:		$55,978.73
WA Coupon:		7.244%
WA Margin:		3.108%
Index:		Prime
Rate Reset Frequency:		Monthly
WA Remaining Term to Maturity (months):		227
WA Original Term to Stated Maturity (months):		240
WA FICO:		677
WA CLTV:		92.15%
WA Debt-to-Income:		39.92%
Lien Position:	First Lien:	3.62%
	Second Lien:	96.38%
Property Type:	Single-Family Dwelling:	75.13%
	Planned Unit Development:	19.36%
	Condominium:	5.16%
	2-4 Family:	0.35%
Occupancy Status:	Owner Occupied:	99.54%
	Investment Property:	0.46%
Geographic Distribution:	California:	35.62%
(states not listed individually account	Maryland:	6.32%
for less than 5.00% of the Mortgage	Florida:	6.02%
Loan principal balance)	New Jersey:	5.20%
	Virginia:	5.06%
Credit Quality:	Excellent:	79.84%
(per Irwin's Guidelines)	Superior:	14.00%
	Good:	6.07%
	Fair:	0.08%
Prepayment Penalty:	No Prepayment Penalty:	11.03%
	24 Months:	1.49%
	36 Months:	35.63%
	48 Months:	0.06%
	60 Months:	51.80%

Lien Position of Group II

Lien Position	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
First Lien	17	$1,722,983.36	3.62%
Second Lien	833	45,858,940.81	96.38%
Total	850	$47,581,924.17	100.00%

Combined Loan-to-Value Ratios of Group II

Combined Loan-to-Value Ratios (%)	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
.01 to 25.00	1	$20,000.00	0.04%
25.01 to 50.00	9	560,866.24	1.18%
50.01 to 75.00	50	3,065,343.43	6.44%
75.01 to 100.00	790	43,935,714.50	92.34%
Total	850	$47,581,924.17	100.00%

The minimum and maximum combined loan-to-value ratios of the Loans as of the Statistical Calculation Date are approximately 25.00% and 100.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Loans is approximately 92.15%. The "combined loan-to-value ratio" of a Group Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Mortgage Loan plus the credit limit of such Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group II

Principal Balances	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
$0.00	1	$0.00	0.00%
$0.01 to $25,000.00	178	3,483,235.69	7.32%
$25,000.01 to $50,000.00	359	13,017,685.93	27.36%
$50,000.01 to $75,000.00	156	9,607,370.00	20.19%
$75,000.01 to $100,000.00	69	6,123,454.01	12.87%
$100,000.01 to $125,000.00	19	2,167,730.78	4.56%
$125,000.01 to $150,000.00	21	2,871,646.66	6.04%
$150,000.01 to $175,000.00	15	2,382,459.13	5.01%
$175,000.01 to $200,000.00	11	2,027,281.13	4.26%
$200,000.01 to $225,000.00	6	1,287,722.33	2.71%
$225,000.01 to $250,000.00	3	716,523.12	1.51%
$250,000.01 to $275,000.00	3	779,793.63	1.64%
$275,000.01 to $300,000.00	7	2,067,021.76	4.34%
$425,000.01 to $450,000.00	1	450,000.00	0.95%
$575,000.01 to $600,000.00	1	600,000.00	1.26%
Total	850	$47,581,924.17	100.00%

The average unpaid principal balance of the Mortgage Loans as of the Statistical Calculation Date is $55,978.73

Mortgage Interest Rates of Group II

Coupon Rates (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0.00	to	5.00	107	$6,857,428.41	14.41%
5.01	to	6.00	151	11,255,113.67	23.65%
6.01	to	7.00	138	7,578,920.78	15.93%
7.01	to	8.00	106	6,361,781.66	13.37%
8.01	to	9.00	112	5,956,383.34	12.52%
9.01	to	10.00	78	3,471,163.31	7.30%
10.01	to	11.00	55	2,648,900.97	5.57%
11.01	to	12.00	32	1,324,928.24	2.78%
12.01	to	13.00	59	1,737,239.63	3.65%
13.01	to	14.00	10	306,062.31	0.64%
15.01	to	16.00	2	84,001.85	0.18%
Total			850	$47,581,924.17	100.00%

The weighted average mortgage interest rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 7.244% per annum.

Mortgaged Properties Securing Group II

Property Type	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Single-Family Dwelling	646	$35,746,692.57	75.13%
Planned Unit Development	148	9,213,696.16	19.36%
Condominium	50	2,457,130.74	5.16%
2-4 Family	6	164,404.70	0.35%
Total	850	$47,581,924.17	100.00%

Original Term to Maturity of Group II

Original Term to Maturity (months)	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
181 to 240	850	$47,581,924.17	100.00%
Total	850	$47,581,924.17	100.00%

The weighted average original term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 240 months.

Remaining Term to Maturity of Group II

Remaining Term to Maturity (months)	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
121 to 180	90	$2,861,052.57	6.01%
181 to 240	760	44,720,871.60	93.99%
Total	850	$47,581,924.17	100.00%

The weighted average remaining term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 227 months.

Year of Origination of Group II

Year of Origination	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
2003	757	$44,663,749.87	93.87%
2002	3	57,121.73	0.12%
1998	1	20,391.56	0.04%
1997	87	2,768,889.05	5.82%
1996	2	71,771.96	0.15%
Total	850	$47,581,924.17	100.00%

The earliest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 10/1996 and the latest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 8/2003.

Occupancy Type of Group II

Occupancy Type	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Owner Occupied	844	$47,364,022.59	99.54%
Investment Property	6	217,901.58	0.46%
Total	850	$47,581,924.17	100.00%

Credit Quality of Group II

Credit Quality	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Excellent	647	$37,988,998.16	79.84%
Superior	137	6,662,552.16	14.00%
Good	65	2,890,484.32	6.07%
Fair	1	39,889.53	0.08%
Total	850	$47,581,924.17	100.00%

Credit grades run from Excellent to Superior to Fair in descending order.

Geographic Distribution of Group II

State	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
California	232	$16,949,457.94	35.62%
Maryland	58	3,007,499.66	6.32%
Florida	54	2,865,855.89	6.02%
New Jersey	38	2,474,063.11	5.20%
Virginia	37	2,409,520.97	5.06%
Washington	43	2,131,595.40	4.48%
Colorado	31	2,093,422.90	4.40%
Arizona	40	1,871,664.09	3.93%
Pennsylvania	42	1,651,462.13	3.47%
Illinois	36	1,622,765.24	3.41%
Connecticut	24	1,558,290.45	3.27%
Michigan	21	1,321,660.28	2.78%
New York	20	997,806.23	2.10%
Other (<2%)	174	6,626,859.88	13.94%
Total	850	$47,581,924.17	100.00%

Debt-to-Income Ratios of Group II

Debt-to-Income Ratios (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
15.001	to	20.000	18	$681,221.87	1.43%
20.001	to	25.000	32	1,852,698.18	3.89%
25.001	to	30.000	86	4,192,538.45	8.81%
30.001	to	35.000	144	7,347,776.06	15.44%
35.001	to	40.000	133	6,979,493.60	14.67%
40.001	to	45.000	186	10,066,193.38	21.16%
45.001	to	50.000	234	14,879,902.88	31.27%
50.001	to	55.000	17	1,582,099.75	3.33%
Total			850	$47,581,924.17	100.00%

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 39.92%.

Prepayment Penalty for Group II

Months Applicable	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
No Prepayment Penalty	114	$5,247,112.01	11.03%
24	10	706,605.52	1.49%
36	270	16,953,478.76	35.63%
48	1	27,166.95	0.06%
60	455	24,647,560.93	51.80%
Total	850	$47,581,924.17	100.00%

Delinquency Status for Group II

Delinquency	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Current	849	$47,553,891.25	99.94%
30 Days	1	28,032.92	0.06%
Total	850	$47,581,924.17	100.00%

FICO Scores of Group II

FICO			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
540	to	559	2	$44,609.04	0.09%
560	to	579	2	44,455.15	0.09%
580	to	599	24	1,169,456.69	2.46%
600	to	619	67	3,093,114.02	6.50%
620	to	639	118	5,654,351.90	11.88%
640	to	659	151	8,250,317.26	17.34%
660	to	679	152	8,975,982.66	18.86%
680	to	699	92	6,592,928.11	13.86%
700	to	719	72	4,421,863.79	9.29%
720	to	739	74	4,695,992.05	9.87%
740	to	759	36	2,014,010.76	4.23%
760	to	779	31	1,501,283.54	3.16%
780	to	799	13	595,302.68	1.25%
800+	to		16	528,256.52	1.11%
Total			850	$47,581,924.17	100.00%

The weighted average FICO of the Mortgage Loans as of the Statistical Calculation Date is approximately 677.

Credit Limit Utilization Rates of HELOC Collateral

Credit Limit Utilization Rates (%)			Number of HELOC Mortgage Loans	Unpaid Principal Balance of HELOC Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of HELOC Mortgage Loans
0.000			1	$0.00	0.00%
0.001	to	10.000	7	32,699.36	0.07%
10.001	to	20.000	4	31,082.26	0.07%
20.001	to	30.000	5	79,019.76	0.17%
30.001	to	40.000	4	88,291.55	0.19%
40.001	to	50.000	7	176,949.35	0.37%
50.001	to	60.000	11	302,201.00	0.64%
60.001	to	70.000	16	739,818.52	1.55%
70.001	to	80.000	18	693,229.36	1.46%
80.001	to	90.000	31	1,347,462.21	2.83%
90.001	to	100.000	746	44,091,170.80	92.66%
Total			850	$ 47,581,924.17	100.00%

Rate Floor of HELOC Mortgage Loans

Rate Floor (%)			Number of HELOC Mortgage Loans	Unpaid Principal Balance of HELOC Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of HELOC Mortgage Loans
1.000	to	1.999	8	$330,789.37	0.70%
2.000	to	2.999	71	4,765,888.38	10.02%
3.000	to	3.999	126	8,324,807.06	17.50%
4.000	to	4.999	171	11,251,838.92	23.65%
5.000	to	5.999	93	5,544,694.75	11.65%
6.000	to	6.999	100	5,344,265.61	11.23%
7.000	to	7.999	95	4,720,525.80	9.92%
8.000	to	8.999	59	2,948,605.76	6.20%
9.000	to	9.999	32	1,413,511.54	2.97%
10.000	to	10.999	26	904,806.63	1.90%
11.000	to	11.999	15	523,230.78	1.10%
12.000	to	12.999	47	1,316,359.29	2.77%
13.000	to	13.999	6	148,520.87	0.31%
14.000	to	14.999	1	44,079.41	0.09%
Total			850	$47,581,924.17	100.00%

The weighted average rate floor of the HELOC collateral as of the Statistical Calculation Date is approximately 5.582% per annum.

Rate Ceiling of HELOC Mortgage Loans

Rate Ceiling (%)			Number of HELOC Mortgage Loans	Unpaid Principal Balance of HELOC Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of HELOC Mortgage Loans
11.000	to	11.999	8	$330,789.37	0.70%
12.000	to	12.999	71	4,765,888.38	10.02%
13.000	to	13.999	126	8,324,807.06	17.50%
14.000	to	14.999	171	11,251,838.92	23.65%
15.000	to	15.999	93	5,544,694.75	11.65%
16.000	to	16.999	109	5,582,517.71	11.73%
17.000	to	17.999	95	4,720,525.80	9.92%
18.000	to	18.999	64	3,138,561.94	6.60%
19.000	to	19.999	34	1,446,922.43	3.04%
20.000	to	20.999	24	826,817.42	1.74%
21.000	to	21.999	26	789,660.81	1.66%
22.000	to	22.999	20	648,644.28	1.36%
23.000	to	23.999	8	166,175.89	0.35%
24.000	to	24.999	1	44,079.41	0.09%
Total			850	$47,581,924.17	100.00%

The weighted average rate ceiling of the Mortgage Loans as of the Statistical Calculation Date is approximately 15.522% per annum.

Margin Rate of HELOC Mortgage Loans

Margin Range (%)			Number of HELOC Mortgage Loans	Unpaid Principal Balance of HELOC Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of HELOC Mortgage Loans
Below 0.000			33	$2,196,254.19	4.62%
0.000	to	0.499	23	1,607,706.93	3.38%
0.500	to	0.999	42	2,480,754.61	5.21%
1.000	to	1.499	60	4,029,918.15	8.47%
1.500	to	1.999	101	7,233,000.38	15.20%
2.000	to	2.499	68	4,291,209.28	9.02%
2.500	to	2.999	88	4,610,343.02	9.69%
3.000	to	3.499	44	2,601,404.76	5.47%
3.500	to	3.999	64	3,734,388.38	7.85%
4.000	to	4.499	42	2,203,045.58	4.63%
4.500	to	4.999	66	3,312,624.17	6.96%
5.000	to	5.499	39	1,921,884.78	4.04%
5.500	to	5.999	70	2,719,296.02	5.71%
6.000	to	6.499	21	1,026,152.20	2.16%
6.500	to	6.999	39	1,604,218.21	3.37%
7.000	to	7.499	12	507,095.04	1.07%
7.500	to	7.999	12	544,709.33	1.14%
8.000	to	8.499	12	394,486.32	0.83%
8.500	to	8.999	6	233,871.53	0.49%
9.000	to	9.499	1	48,095.56	0.10%
9.500	to	9.999	3	152,063.88	0.32%
10.000	to	10.499	2	45,400.00	0.10%
11.000	to	11.499	1	39,922.44	0.08%
11.500	to	11.999	1	44,079.41	0.09%
Total			850	$47,581,924.17	100.00%

The weighted average margin of the HELOC collateral as of the Statistical Calculation Date is approximately 3.108% per annum.

SENSITIVITY TABLES *

Class I-A1-A to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	9.377	2.531	1.871	1.502	1.265	1.100
First Principal Payment	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Last Principal Payment	7/25/2019	10/25/2009	3/25/2008	6/25/2007	10/25/2006	5/25/2006
Principal Start (months)	1	1	1	1	1	1
Principal Window (months)	184	67	48	39	31	26
Illustrative Yield @ Par (Act/360)	1.272	1.272	1.273	1.273	1.274	1.274

Class I-A1-B to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	16.948	10.060	7.890	6.324	5.118	4.014
First Principal Payment	7/25/2019	10/25/2009	3/25/2008	6/25/2007	10/25/2006	5/25/2006
Last Principal Payment	8/25/2022	12/25/2019	4/25/2016	9/25/2013	11/25/2011	7/25/2010
Principal Start (months)	184	67	48	39	31	26
Principal Window (months)	38	123	98	76	62	51
Illustrative Yield @ Par (Act/360)	1.578	1.578	1.578	1.578	1.578	1.578

Class I-A2 to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	11.808	4.948	3.804	3.050	2.502	2.036
First Principal Payment	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Last Principal Payment	8/25/2022	12/25/2019	4/25/2016	9/25/2013	11/25/2011	7/25/2010
Principal Start (months)	1	1	1	1	1	1
Principal Window (months)	221	189	145	114	92	76
Illustrative Yield @ Par (Act/360)	1.527	1.527	1.527	1.528	1.528	1.528

Class II-A to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.111	5.701	3.479	2.348	1.629	1.103
First Principal Payment	8/25/2022	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Last Principal Payment	3/25/2024	12/25/2019	4/25/2016	9/25/2013	11/25/2011	7/25/2010
Principal Start (months)	221	1	1	1	1	1
Principal Window (months)	20	189	145	114	92	76
Illustrative Yield @ Par (Act/360)	1.323	1.323	1.323	1.324	1.324	1.325

Class M-1 to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.209	11.047	8.083	6.243	5.207	4.863
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	8/25/2007	12/25/2007
Last Principal Payment	3/25/2024	12/25/2019	4/25/2016	9/25/2013	11/25/2011	7/25/2010
Principal Start (months)	227	69	48	37	41	45
Principal Window (months)	14	121	98	78	52	32
Illustrative Yield @ Par (Act/360)	1.680	1.680	1.680	1.680	1.680	1.680

Class M-2 to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.209	11.047	8.083	6.243	5.133	4.545
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	6/25/2007	8/25/2007
Last Principal Payment	3/25/2024	12/25/2019	4/25/2016	9/25/2013	11/25/2011	7/25/2010
Principal Start (months)	227	69	48	37	39	41
Principal Window (months)	14	121	98	78	54	36
Illustrative Yield @ Par (Act/360)	2.397	2.396	2.397	2.397	2.397	2.397

Class B-1 to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.209	11.047	8.083	6.243	5.104	4.430
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	5/25/2007	5/25/2007
Last Principal Payment	3/25/2024	12/25/2019	4/25/2016	9/25/2013	11/25/2011	7/25/2010
Principal Start (months)	227	69	48	37	38	38
Principal Window (months)	14	121	98	78	55	39
Illustrative Yield @ Par (Act/360)	3.064	3.064	3.064	3.064	3.064	3.063

* All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

SENSITIVITY TABLES *

Class B-2 to Call

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.209	11.047	8.083	6.243	5.086	4.377
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	4/25/2007	5/25/2007
Last Principal Payment	3/25/2024	12/25/2019	4/25/2016	9/25/2013	11/25/2011	7/25/2010
Principal Start (months)	227	69	48	37	37	38
Principal Window (months)	14	121	98	78	56	39
Illustrative Yield @ Par (Act/360)	4.714	4.713	4.714	4.714	4.714	4.713

Class A-IO to Call - Price: 10.358671

%CPR	91.00%	92.00%	93.00%	94.00%	95.00%	96.00%
Modified Duration (Years)	1.175	1.175	1.173	1.169	1.161	1.151
Illustrative Yield @ %	2.500	2.500	2.072	0.760	-1.530	-4.931

Class I-A1-A to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	9.377	2.531	1.871	1.502	1.265	1.100
First Principal Payment	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Last Principal Payment	7/25/2019	10/25/2009	3/25/2008	6/25/2007	10/25/2006	5/25/2006
Principal Start (months)	1	1	1	1	1	1
Principal Window (months)	184	67	48	39	31	26
Illustrative Yield @ Par (Act/360)	1.272	1.272	1.273	1.273	1.274	1.274

Class I-A1-B to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	16.948	10.102	8.133	6.683	5.564	4.597
First Principal Payment	7/25/2019	10/25/2009	3/25/2008	6/25/2007	10/25/2006	5/25/2006
Last Principal Payment	8/25/2022	4/25/2021	2/25/2020	10/25/2018	12/25/2017	1/25/2018
Principal Start (months)	184	67	48	39	31	26
Principal Window (months)	38	139	144	137	135	141
Illustrative Yield @ Par (Act/360)	1.578	1.580	1.590	1.600	1.612	1.632

Class I-A2 to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	11.808	4.962	3.882	3.166	2.645	2.223
First Principal Payment	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Last Principal Payment	8/25/2022	4/25/2021	2/25/2020	10/25/2018	12/25/2017	1/25/2018
Principal Start (months)	1	1	1	1	1	1
Principal Window (months)	221	205	191	175	165	166
Illustrative Yield @ Par (Act/360)	1.527	1.528	1.534	1.541	1.548	1.559

Class II-A to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.220	6.182	4.045	2.824	1.937	1.161
First Principal Payment	8/25/2022	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Last Principal Payment	7/25/2025	2/25/2025	5/25/2024	11/25/2022	9/25/2020	7/25/2018
Principal Start (months)	221	1	1	1	1	1
Principal Window (months)	36	251	242	224	198	172
Illustrative Yield @ Par (Act/360)	1.324	1.337	1.348	1.354	1.353	1.334

Class M-1 to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.349	11.535	8.736	6.870	5.763	5.351
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	8/25/2007	12/25/2007
Last Principal Payment	6/25/2025	9/25/2024	6/25/2023	5/25/2021	12/25/2018	10/25/2016
Principal Start (months)	227	69	48	37	41	45
Principal Window (months)	29	178	184	170	137	107
Illustrative Yield @ Par (Act/360)	1.682	1.690	1.698	1.703	1.705	1.704

* All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

SENSITIVITY TABLES *

Class M-2 to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.346	11.520	8.712	6.835	5.654	5.001
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	6/25/2007	8/25/2007
Last Principal Payment	5/25/2025	4/25/2024	11/25/2022	5/25/2020	11/25/2017	10/25/2015
Principal Start (months)	227	69	48	37	39	41
Principal Window (months)	28	173	177	158	126	99
Illustrative Yield @ Par (Act/360)	2.400	2.417	2.434	2.443	2.447	2.448

Class B-1 to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.338	11.484	8.638	6.751	5.546	4.816
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	5/25/2007	5/25/2007
Last Principal Payment	4/25/2025	8/25/2023	10/25/2021	1/25/2019	7/25/2016	8/25/2014
Principal Start (months)	227	69	48	37	38	38
Principal Window (months)	27	165	164	142	111	88
Illustrative Yield @ Par (Act/360)	3.068	3.090	3.111	3.122	3.128	3.131

Class B-2 to Maturity

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.318	11.425	8.513	6.623	5.414	4.664
First Principal Payment	2/25/2023	12/25/2009	3/25/2008	4/25/2007	4/25/2007	5/25/2007
Last Principal Payment	1/25/2025	11/25/2022	9/25/2019	10/25/2016	7/25/2014	11/25/2012
Principal Start (months)	227	69	48	37	37	38
Principal Window (months)	24	156	139	115	88	67
Illustrative Yield @ Par (Act/360)	4.720	4.749	4.774	4.789	4.798	4.803

* All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Net WAC Rate for Group I – HEL, HLTV*

(Spot LIBOR and Prime)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.73	31	9.89	61	9.70	91	10.13
2	9.03	32	9.58	62	10.02	92	9.81
3	8.76	33	9.90	63	9.70	93	10.14
4	9.06	34	9.59	64	10.03	94	9.81
5	8.79	35	9.59	65	9.71	95	9.82
6	8.80	36	10.62	66	9.72	96	10.50
7	9.11	37	9.60	67	10.04	97	9.82
8	8.84	38	9.92	68	9.72	98	10.15
9	9.15	39	9.61	69	10.05	99	9.83
10	8.88	40	9.93	70	9.73	100	10.16
11	8.89	41	9.62	71	9.73	101	9.83
12	9.87	42	9.62	72	10.78	102	9.84
13	8.93	43	9.95	73	9.74	103	10.17
14	9.22	44	9.63	74	10.07	104	9.84
15	8.92	45	9.95	75	9.75	105	10.18
16	9.21	46	9.64	76	10.08	106	9.85
17	8.90	47	9.64	77	9.75	107	9.85
18	8.89	48	10.31	78	9.76	108	10.91
19	9.18	49	9.65	79	10.09	109	9.86
20	8.87	50	9.98	80	9.77	110	10.19
21	9.16	51	9.66	81	10.09	111	9.87
22	8.86	52	9.98	82	9.77	112	10.20
23	8.85	53	9.67	83	9.78	113	9.87
24	9.78	54	9.67	84	10.83	114	9.87
25	8.82	55	10.00	85	9.78		
26	9.11	56	9.68	86	10.11		
27	8.80	57	10.00	87	9.79		
28	9.08	58	9.68	88	10.12		
29	8.78	59	9.69	89	9.80		
30	8.77	60	10.73	90	9.80		

* Adjusted for payments to Class A-IO for the first 30 payment dates

Selected Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = 1.10%
- Prime = 4.00%
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Net WAC Rate for Group I – HEL, HLTV*

(LIBOR and Prime at 13.00%)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.73	31	9.89	61	9.70	91	10.13
2	9.03	32	9.58	62	10.02	92	9.81
3	8.76	33	9.90	63	9.70	93	10.14
4	9.06	34	9.59	64	10.03	94	9.81
5	8.79	35	9.59	65	9.71	95	9.82
6	8.80	36	10.62	66	9.72	96	10.50
7	9.11	37	9.60	67	10.04	97	9.82
8	8.84	38	9.92	68	9.72	98	10.15
9	9.15	39	9.61	69	10.05	99	9.83
10	8.88	40	9.93	70	9.73	100	10.16
11	8.89	41	9.62	71	9.73	101	9.83
12	9.87	42	9.62	72	10.78	102	9.84
13	8.93	43	9.95	73	9.74	103	10.17
14	9.22	44	9.63	74	10.07	104	9.84
15	8.92	45	9.95	75	9.75	105	10.18
16	9.21	46	9.64	76	10.08	106	9.85
17	8.90	47	9.64	77	9.75	107	9.85
18	8.89	48	10.31	78	9.76	108	10.91
19	9.18	49	9.65	79	10.09	109	9.86
20	8.87	50	9.98	80	9.77	110	10.19
21	9.16	51	9.66	81	10.09	111	9.87
22	8.86	52	9.98	82	9.77	112	10.20
23	8.85	53	9.67	83	9.78	113	9.87
24	9.78	54	9.67	84	10.83	114	9.87
25	8.82	55	10.00	85	9.78		
26	9.11	56	9.68	86	10.11		
27	8.80	57	10.00	87	9.79		
28	9.08	58	9.68	88	10.12		
29	8.78	59	9.69	89	9.80		
30	8.77	60	10.73	90	9.80		

* Adjusted for payments to Class A-IO for the first 30 payment dates

<u>Selected Assumptions</u>:

- Prepayments = pricing speed
- 1-month LIBOR = 13.00%
- Prime = 13.00%
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Net WAC Rate for Group II - HELOCs*

(Spot LIBOR and Prime)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	5.32	31	6.08	61	5.89	91	6.08
2	5.37	32	5.89	62	6.08	92	5.89
3	5.21	33	6.08	63	5.89	93	6.08
4	5.40	34	5.89	64	6.08	94	5.89
5	5.23	35	5.89	65	5.89	95	5.89
6	5.25	36	6.52	66	5.89	96	6.29
7	5.43	37	5.89	67	6.08	97	5.89
8	5.27	38	6.08	68	5.89	98	6.08
9	5.45	39	5.89	69	6.08	99	5.89
10	5.29	40	6.08	70	5.89	100	6.08
11	5.30	41	5.89	71	5.89	101	5.89
12	5.88	42	5.89	72	6.52	102	5.89
13	5.32	43	6.08	73	5.89	103	6.08
14	5.49	44	5.89	74	6.08	104	5.89
15	5.30	45	6.08	75	5.89	105	6.08
16	5.46	46	5.89	76	6.08	106	5.89
17	5.27	47	5.89	77	5.89	107	5.89
18	5.26	48	6.29	78	5.89	108	6.52
19	5.42	49	5.89	79	6.08	109	5.89
20	5.23	50	6.08	80	5.89	110	6.08
21	5.39	51	5.89	81	6.08	111	5.89
22	5.21	52	6.08	82	5.89	112	6.08
23	5.19	53	5.89	83	5.89	113	5.89
24	5.73	54	5.89	84	6.52	114	5.89
25	5.16	55	6.08	85	5.89		
26	5.32	56	5.89	86	6.08		
27	5.13	57	6.08	87	5.89		
28	5.29	58	5.89	88	6.08		
29	5.10	59	5.89	89	5.89		
30	5.08	60	6.52	90	5.89		

* Adjusted for payments to Class A-IO for the first 30 payment dates

Selected Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = 1.10%
- Prime = 4.00%
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Net WAC Rate for Group II - HELOCs*

(LIBOR and Prime at 13.00%)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	5.32	31	14.50	61	14.03	91	14.50
2	13.79	32	14.03	62	14.50	92	14.03
3	13.36	33	14.50	63	14.03	93	14.50
4	13.81	34	14.03	64	14.50	94	14.03
5	13.38	35	14.03	65	14.03	95	14.03
6	13.39	36	15.54	66	14.03	96	15.00
7	13.85	37	14.03	67	14.50	97	14.03
8	13.41	38	14.50	68	14.03	98	14.50
9	13.87	39	14.03	69	14.50	99	14.03
10	13.43	40	14.50	70	14.03	100	14.50
11	13.45	41	14.03	71	14.03	101	14.03
12	14.90	42	14.03	72	15.54	102	14.03
13	13.47	43	14.50	73	14.03	103	14.50
14	13.91	44	14.03	74	14.50	104	14.03
15	13.45	45	14.50	75	14.03	105	14.50
16	13.88	46	14.03	76	14.50	106	14.03
17	13.42	47	14.03	77	14.03	107	14.03
18	13.41	48	15.00	78	14.03	108	15.54
19	13.84	49	14.03	79	14.50	109	14.03
20	13.38	50	14.50	80	14.03	110	14.50
21	13.81	51	14.03	81	14.50	111	14.03
22	13.35	52	14.50	82	14.03	112	14.50
23	13.34	53	14.03	83	14.03	113	14.03
24	14.75	54	14.03	84	15.54	114	14.03
25	13.31	55	14.50	85	14.03		
26	13.74	56	14.03	86	14.50		
27	13.28	57	14.50	87	14.03		
28	13.70	58	14.03	88	14.50		
29	13.24	59	14.03	89	14.03		
30	13.23	60	15.54	90	14.03		

* Adjusted for payments to Class A-IO for the first 30 payment dates

Selected Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = 13.00%
- Prime = 13.00%
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Net WAC Rate for Total Mortgage Loans*

(Spot LIBOR and Prime)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.15	31	9.46	61	9.39	91	9.90
2	8.42	32	9.16	62	9.71	92	9.59
3	8.18	33	9.48	63	9.40	93	9.91
4	8.48	34	9.18	64	9.73	94	9.60
5	8.23	35	9.19	65	9.42	95	9.60
6	8.25	36	10.18	66	9.43	96	10.27
7	8.56	37	9.21	67	9.75	97	9.61
8	8.31	38	9.52	68	9.44	98	9.94
9	8.61	39	9.22	69	9.76	99	9.62
10	8.36	40	9.54	70	9.45	100	9.95
11	8.38	41	9.24	71	9.46	101	9.64
12	9.30	42	9.25	72	10.48	102	9.64
13	8.43	43	9.56	73	9.47	103	9.97
14	8.71	44	9.26	74	9.79	104	9.65
15	8.43	45	9.58	75	9.48	105	9.98
16	8.70	46	9.28	76	9.81	106	9.66
17	8.42	47	9.29	77	9.50	107	9.67
18	8.42	48	9.94	78	9.50	108	10.71
19	8.69	49	9.30	79	9.83	109	9.68
20	8.41	50	9.62	80	9.52	110	10.00
21	8.68	51	9.32	81	9.84	111	9.69
22	8.40	52	9.64	82	9.53	112	10.01
23	8.39	53	9.33	83	9.53	113	9.70
24	9.28	54	9.34	84	10.56	114	9.70
25	8.38	55	9.66	85	9.55		
26	8.65	56	9.35	86	9.87		
27	8.37	57	9.67	87	9.56		
28	8.64	58	9.37	88	9.88		
29	8.35	59	9.38	89	9.57		
30	8.34	60	10.39	90	9.58		

* Adjusted for payments to Class A-IO for the first 30 payment dates

Selected Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = 1.10%
- Prime = 4.00%
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Net WAC Rate for Total Mortgage Loans *

(LIBOR and Prime at 13.00%)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.15	31	10.42	61	10.04	91	10.38
2	9.82	32	10.08	62	10.38	92	10.04
3	9.50	33	10.41	63	10.04	93	10.38
4	9.82	34	10.08	64	10.38	94	10.04
5	9.51	35	10.07	65	10.04	95	10.04
6	9.51	36	11.15	66	10.04	96	10.74
7	9.83	37	10.07	67	10.38	97	10.04
8	9.52	38	10.40	68	10.04	98	10.38
9	9.85	39	10.07	69	10.38	99	10.05
10	9.54	40	10.40	70	10.04	100	10.38
11	9.54	41	10.06	71	10.04	101	10.05
12	10.58	42	10.06	72	11.12	102	10.05
13	9.56	43	10.40	73	10.04	103	10.38
14	9.87	44	10.06	74	10.37	104	10.05
15	9.53	45	10.39	75	10.04	105	10.38
16	9.84	46	10.06	76	10.37	106	10.05
17	9.50	47	10.06	77	10.04	107	10.05
18	9.49	48	10.75	78	10.04	108	11.13
19	9.79	49	10.05	79	10.37	109	10.05
20	9.45	50	10.39	80	10.04	110	10.39
21	9.75	51	10.05	81	10.37	111	10.05
22	9.42	52	10.39	82	10.04	112	10.39
23	9.40	53	10.05	83	10.04	113	10.05
24	10.39	54	10.05	84	11.12	114	10.06
25	9.37	55	10.38	85	10.04		
26	9.66	56	10.05	86	10.38		
27	9.33	57	10.38	87	10.04		
28	9.63	58	10.05	88	10.38		
29	9.30	59	10.05	89	10.04		
30	9.28	60	11.12	90	10.04		

* Adjusted for payments to Class A-IO for the first 30 payment dates

Selected Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = 13.00%
- Prime = 13.00%
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Excess Spread Before Losses *

(Spot LIBOR and Prime)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	6.80	31	7.78	61	7.91	91	8.17
2	6.86	32	7.73	62	7.98	92	8.12
3	6.84	33	7.79	63	7.93	93	8.18
4	6.92	34	7.73	64	7.99	94	8.13
5	6.90	35	7.73	65	7.94	95	8.14
6	6.93	36	7.90	66	7.95	96	8.26
7	7.01	37	7.73	67	8.01	97	8.15
8	6.98	38	7.79	68	7.96	98	8.21
9	7.06	39	7.74	69	8.03	99	8.16
10	7.04	40	7.81	70	7.98	100	8.23
11	7.06	41	7.76	71	7.98	101	8.17
12	7.24	42	7.76	72	8.16	102	8.18
13	7.10	43	7.83	73	8.00	103	8.24
14	7.15	44	7.78	74	8.06	104	8.19
15	7.09	45	7.85	75	8.01	105	8.26
16	7.13	46	7.80	76	8.08	106	8.20
17	7.07	47	7.81	77	8.02	107	8.21
18	7.06	48	7.93	78	8.03	108	8.39
19	7.10	49	7.82	79	8.10	109	8.22
20	7.04	50	7.89	80	8.04	110	8.28
21	7.08	51	7.84	81	8.11	111	8.23
22	7.01	52	7.90	82	8.06	112	8.29
23	7.00	53	7.85	83	8.06	113	8.24
24	7.15	54	7.86	84	8.24	114	8.25
25	6.97	55	7.93	85	8.08		
26	7.01	56	7.88	86	8.14		
27	6.94	57	7.94	87	8.09		
28	6.98	58	7.89	88	8.15		
29	6.91	59	7.90	89	8.10		
30	6.90	60	8.08	90	8.11		

* Adjusted for payments to Class A-IO for the first 30 payment dates

Selected Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = 1.10%
- Prime = 4.00%
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.

Excess Spread Before Losses *

(Forward Curves)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	6.80	31	5.98	61	4.79	91	4.57
2	6.87	32	5.80	62	4.94	92	4.37
3	6.84	33	5.87	63	4.74	93	4.55
4	6.90	34	5.69	64	4.89	94	4.34
5	6.86	35	5.64	65	4.69	95	4.33
6	6.86	36	5.99	66	4.67	96	4.69
7	6.92	37	5.54	67	4.82	97	4.29
8	6.85	38	5.63	68	4.62	98	4.46
9	6.88	39	5.45	69	4.78	99	4.26
10	6.79	40	5.55	70	4.58	100	4.43
11	6.74	41	5.37	71	4.56	101	4.23
12	6.89	42	5.34	72	5.08	102	4.21
13	6.63	43	5.45	73	4.53	103	4.39
14	6.60	44	5.27	74	4.69	104	4.18
15	6.43	45	5.38	75	4.50	105	4.37
16	6.41	46	5.20	76	4.67	106	4.16
17	6.23	47	5.17	77	4.48	107	4.15
18	6.13	48	5.45	78	4.47	108	4.73
19	6.12	49	5.11	79	4.65	109	4.14
20	5.93	50	5.24	80	4.46	110	4.33
21	5.93	51	5.06	81	4.64	111	4.12
22	5.74	52	5.19	82	4.45	112	4.31
23	5.65	53	5.00	83	4.44	113	4.11
24	5.88	54	4.98	84	4.99	114	4.10
25	5.48	55	5.11	85	4.44		
26	5.51	56	4.92	86	4.61		
27	5.31	57	5.06	87	4.43		
28	5.35	58	4.87	88	4.60		
29	5.16	59	4.84	89	4.41		
30	5.08	60	5.32	90	4.40		

* Adjusted for payments to Class A-IO for the first 30 payment dates

Selected Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = forward curve
- Prime = forward curve
- All information in these tables is based upon a cut-off date of March 1, 2004, a settlement date of March 25, 2004 and collateral as of the cut-off date.